Exhibit 99.1

22 July 2004

For immediate release

Director's share interests

The Company was notified on 21 July 2004 that Mr Ken Hanna acquired 29 ordinary shares of 12.5 pence each in the Company on 19 July 2004, at a price of 470.5p per share. The shares were acquired through participation in the company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealings.

The Company also granted an option over 125,000 ordinary shares of 12.5p each in the Company to Mr Hanna at a price of 424.75p per share on 27 March 2004, exercisable, subject to performance conditions, in March 2007. The granting of this option was not previously reported due to an administrative oversight.

Following the above transactions, Mr Hanna has a beneficial interest in 250,057 ordinary shares of 12.5p each in the Company. As an executive director, he is also a potential beneficiary under the QUEST and is deemed to be interested in 180,596 shares, whilst they are held in trust.

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